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07006632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAR 2 9 2007
WASH. D.C.
185
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Massie Capital, Ltd.



PROCESSED
APR 1 7 2007
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Heather Ridge Court
(No. and Street)

Flower Mound,	Texas	75028
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Massie (972) 691-6464
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Massie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Massie Capital, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEDRA T. MASSIE
Notary Public, State of Texas
My Commission Expires 10-23-08

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MASSIE CAPITAL, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

MASSIE CAPITAL, LTD.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Massie Capital, Ltd.

We have audited the accompanying statement of financial condition of Massie Capital, Ltd. as of December 31, 2006 and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Massie Capital, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 23, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MASSIE CAPITAL, LTD.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	37,005
Other assets	1,571
	$ 38,576

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable	$ 1,872
Payable to related party	2,030
	3,903
Partners' capital	34,673
	$ 38,576

The accompanying notes are an integral part of these financial statements.

MASSIE CAPITAL, LTD.
Statement of Income
For the Year Ended December 31, 2006

Revenues:	
Placement fees	$ 478,683
Other revenue	376
Total revenues	479,059
Expenses:	
Commissions paid	336,145
Regulatory fees and expenses	4,470
Management fees	128,185
Other expenses	20,304
Total expenses	489,104
Loss before income taxes	(10,045)
Income taxes	-
Net loss	$ (10,045)

The accompanying notes are an integral part of these financial statements.

MASSIE CAPITAL, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

	General Partner		Limited Partner		
	Percentage	Amount	Percentage	Amount	Total
Balances at December 31, 2005	10%	$ (889)	90%	$ 51,607	$ 50,718
Partner distributions				(6,000)	(6,000)
Net loss		(1,005)		(9,041)	(10,045)
Balances at December 31, 2006	10%	$ (1,894)	90%	$ 36,567	$ 34,673

The accompanying notes are an integral part of these financial statements.

MASSIE CAPITAL, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balances at December 31, 2005	$ -
Increases	-
Decreases	-
Balances at December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements.

MASSIE CAPITAL, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (10,045)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
(Increase) decrease in accounts receivable	(1,400)
Increase (decrease) in accounts payable	1,873
Increase (decrease) in payable to related party	2,030
Net cash provided (used) by operating activities	(7,542)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-
Cash flows from financing activities	
Partner distributions	(6,000)
Net cash provided (used) by financing activities	(6,000)
Net decrease in cash	(13,542)
Cash at beginning of year	50,547
Cash at end of year	$ 37,005
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

MASSIE CAPITAL, LTD.
Notes to the Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Organization

Massie Capital, Ltd. (the "Partnership") was organized on June 13, 1996, as a Texas limited partnership. The Partnership agreement provides that the Partnership terminates in the year 2020 unless otherwise terminated.

The Partnership operates under SEC Rule 15c3-3(k)(1), which provides that all funds and securities belong to the Partnership's customers would be handled by a correspondent broker-dealer.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision for income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership is generally allocated 90% to the limited partner and 10% to the general partner.

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Limited Liability

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Partnership had net capital of approximately $33,102 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the partners. Periodic distributions approved by the partners are made to enable partners to pay federal income taxes on Partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by not taking possession of customer funds.

Note 4 - Related Party Transactions

An affiliate company provides management services for the Partnership. The Partnership incurred expenses of $128,185 for those services during 2006 of which $2,030 was payable at December 31, 2006.

Note 5 - Major Customers

During 2006, virtually all of the Partnership's revenues were generated from the placement of securities of one entity.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

Schedule I

MASSIE CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 34,673
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	34,673
Deductions and/or charges:	
Non-allowable assets	
Other assets	(1,571)
Net capital before haircuts on securities positions	33,102
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)	-
Net capital	$ 33,102

AGGREGATE INDEBTEDNESS

Accounts payable	$ 1,873
Payable to related party	2,030
Total aggregate indebtedness	$ 3,903

Schedule I (continued)

MASSIE CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 260
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 28,102
Excess net capital at 1000%	$ 32,712
Ratio: Aggregate indebtedness to net capital	.12 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

MASSIE CAPITAL, LTD.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(1), in which business is limited to mutual funds, direct placement participations, and variable annuities.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2006



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Massie Capital, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Massie Capital, Ltd. (the "Partnership"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 23, 2007

END